MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(Amounts in United States Dollars unless otherwise indicated)

TWELVE MONTHS ENDED DECEMBER 31, 2005

These Management's comments of the financial condition and results of the operations, analyzes the twelve months ended December 31, 2005 and is dated March 30, 2006.

The following discussion and analysis of the results of operations and financial condition ("MD&A") for Lundin Mining Corporation, which together with its subsidiaries is collectively referred to as ("Lundin Mining") or ("the Company"), should be read in conjunction with the consolidated financial statements for the years ended December 31, 2005 and 2004 and the related notes there in.

The financial information in this MD&A is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

Recent developments and 2005 Highlights

Acquisition of North Atlantic Natural Resources.

On December 30, 2004 Lundin Mining announced that it had acquired all of Boliden´s 11,537,000 shares in North Atlantic Natural Resources AB ("NAN"), representing approximately 37% of the outstanding shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the outstanding shares and votes of the company. On January 21, 2005 Lundin Mining made a public offer for all outstanding shares in NAN. The NAN shareholders were offered either one newly issued share in Lundin Mining for each 5.3 shares in NAN (the "Share alternative'') or Swedish Kronor ("SEK") 10.75 per share in NAN (the "Cash alternative").

On March 23, 2005 the Company announced that shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, had accepted the offer. There were 7,331,595 shares submitted under the Share alternative and 36,259 shares submitted under the Cash alternative. Combined with the 23,117,000 shares held by Lundin Mining prior to the offer, Lundin Mining now holds 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. Lundin Mining has initiated compulsory purchase of the remaining shares in NAN.

Acquisition of ARCON International Resources P.l.c.

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON International Resources P.l.c. ("ARCON") announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies. On March 18, 2005 the Independent Directors of ARCON and the Board of Lundin Mining announced that a formal offer would be made by Lundin Mining which the Independent Directors of ARCON intended to recommend. The terms of the merger offer provided ARCON shareholders with an opportunity to realize cash value in respect of some of their shareholding in ARCON while also retaining an investment in the enlarged group by way of a shareholding in Lundin Mining.

The merger created a substantial independent group with significant zinc and lead mining operations in Europe, as well as copper and silver production and a substantial exploration portfolio.

Lundin Mining offered to acquire all of the issued and to be issued ARCON shares on the following basis: For every 100 ARCON Shares $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component"). The cash component represent ed a value of $65.3 million and the share component represent ed a value of $ 56.3 million. The combined value of the offer was $121.6 million. The offer was conditional on an 80 percent minimum acceptance level.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. In June 2005 , Lundin Mining controlled 100% of the outstanding shares of ARCON. ARCON is consolidated in the financial statements of Lundin Mining as of May 1, 2005.

Acquisition of a 19.9% interest in Union Resources Limited

On August 22, 2005 Lundin Mining announced that its wholly owned subsidiary, Lundin Mining AB, had signed an agreement to acquire up to a 19.9% interest in Union Resources Limited ("Union"), a publicly traded Australian mining company. On October 27, 2005 Lundin Mining announced that the acquisition was completed after Union obtained shareholder approval. Union is listed on the Australian Stock Exchange and on the Alternative Investment Market ("AIM") of the London Stock Exchange.

Union discovered, and is now managing a bankable feasibility study ("BFS") over, the world class Mehdiabad zinc/lead/silver mineralization located in central Iran, on behalf of Mehdiabad Zinc Company ("MZC").

MZC was initially a company owned jointly between Union, IMPASCO and Itok GmbH ("Itok"). IMPASCO, a company owned by the Iranian government, held 50%, Union's beneficial interest effective March 2005 was 38% and the balance was held by Itok.

Pursuant to the agreement with Union, Lundin Mining, through its wholly owned subsidiary, subscribed for 151,000,000 units of Union at a price of Australian $0.03 per unit. Each unit is comprised of an ordinary share of Union and an option to purchase an additional ordinary share at an option exercise price of Australian $0.10 per ordinary share exercisable up to and including March 31, 2009.

Lundin Mining's total investment in Union is Australian $4.5 million (US$3.4 million) and initially resulted in Lundin Mining owning slightly less than 19.9% of the issued shares of Union. As a result of its investment, Lundin Mining has two seats on the board of directors of Union.

Union announced on October 27, 2005 that it had reached an agreement with Itok to acquire Itok's position in MZC. Upon completion of that transaction, Union's interest in the Mehdiabad Project increased to 50%. Pursuant to the announcement made on October 27, 2005, Union issued 110,000,000 Union shares to Itok in respect of the acquisition of Itok's position in the Mehdiabad project.

Union announced on December 13, 2005 that Itok had not settled the share swap agreement within the time that was stipulated in the agreement between Union and Itok. Subsequently, Union allowed an extension of time to assist Itok to complete the settlement. The purpose of the extension was solely to allow MZC to obtain the formal approval of its major government shareholder to the transfer of shares in MZC from Itok to Union, as required under the Iranian commercial code and for no other purpose.

When the transaction between Union and Itok is completed Lundin's holdings will be diluted to 17.4% of the share capital in Union. However, Lundin has the right to participate in future capital raisings which will help protect the Company from further dilution.

Financing Arrangement with Sunridge Gold Corp.

In February 2006, Lundin Mining entered into a financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded Canadian mining company listed on the TSX Venture Exchange under the symbol "SGC".

Sunridge is drilling several advanced exploration projects in Eritrea in northeastern Africa including the high-grade Adi Nefas Gossan zinc/gold/copper volcanogenic massive sulphide (VMS) project, the high-grade copper/gold Debarwa VMS deposit, the Gupo gold deposit and several other high priority targets. These projects form part of the Asmara Joint Venture Project in which Sunridge currently holds a 40% interest and has an option to earn a 70% interest. The remaining interest is held by Sub Sahara Resources (Eritrea) Ltd., a subsidiary of Sub -Sahara Resources NL, an Australian public company.

The Asmara Project encompasses over 1,100 square kilometers and is located immediately to the north, south and west of Eritrea's capital city of Asmara. The infrastructure is excellent with roads, power, water and airports servicing the project area. The licensed area covers rocks of the Nubian-Arabian shield which is a large Pre-Cambrian shield covering much of Northeast Africa. Eritrea is a country with immense geological potential yet still relatively unexplored by modern mining methods. The main discoveries to date are Nevsun's large, high-grade Bisha VMS Project and Sunridge's high-grade Debarwa and Adi Nefas VMS Projects.

Lundin Mining will bring to the strategic alliance technical and financial expertise and assist Sunridge to rapidly advance its projects to the production stage.

Pursuant to the agreement with Sunridge, Lundin Mining has subscribed for 3,150,000 units of Sunridge by way of a non-brokered, private placement at a price of Cdn $1.66 per unit for an investment of Cdn $5,229,000 (approximately US$4.5 million). Each unit consists of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sunridge at a price of $2.07 for a period of two years from the closing of the private placement. Upon the completion of the private placement, Lundin Mining will hold just under 10% of the common shares of Sunridge

Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

Sale of the holdings in Silver Wheaton Corporation

Pursuant to a transaction initially announced in December 2004, Zinkgruvan Mining AB ("Zinkgruvan") the Corporation's wholly-owned subsidiary, received 6,000,000 shares and 30,000,000 warrants from Silver Wheaton as partial payment for the sale of all of the Zinkgruvan silver production. During the third quarter of 2005 Zinkgruvan sold the 6,000,000 shares for net proceeds of approximately $25.2 million. The sale of the shares resulted in a realized profit before taxes of approximately $11.2 million, which was recognized during the third quarter.

During the fourth quarter, Zinkgruvan also sold the warrants for net proceeds of approximately $11.9 million and a profit before tax of approximately $6.6 million.

Lundin Mining Board

On May 25, 2005, at the Annual General Meeting of Shareholders of Lundin Mining, Mr. Tony O'Reilly Jnr was appointed as a Director of the Company. Mr O'Reilly was previously the Chairman of ARCON International Resources P.l.c.

Lundin Mining Management Group

On April 15, 2005 Mr. Karl-Axel Waplan was appointed President and Chief Executive Officer of Lundin Mining Corporation. Mr Waplan was previously Executive Vice President, Operations of Lundin Mining. He has held several positions within the mining industry including Vice President of Marketing and Sales for Boliden Limited.

Mr. Kjell Larsson was appointed Vice President of Mining of Lundin Mining as of March 14, 2005. Mr. Larsson has over 22 years experience in engineering and management in the Swedish and international mining industry and has held senior management positions at Inco Limited, Boliden and LKAB.

On April 4, 2005 the Company announced that Mr. Anders Haker was appointed Chief Financial Officer of Lundin Mining. Mr. Haker has a long international financial background as well as experience from the mining industry. He has previously held the position as Senior Vice President and Chief Financial Officer within Boliden.

On August 3, 2005 the Company announced Mr Neil O'Brien was appointed Vice President Exploration. Mr. O'Brien previously worked for Teck Cominco in Mexico. Mr. O'Brien began his employment with Lundin Mining on September 1, 2005.

On February 15, 2006, Mr Manfred Lindvall was appointed Vice President Environment, Health and Safety and joined the management team of Lundin Mining. Mr Lindvall previously held the position as Vice President , Environment, Health & Safety at Boliden.

Per Share Data
	Year	Year
	ended	ended
	December 31, 2005	December 31, 2004

Shareholders´ equity/share*	$6.01	4.98
Basic earnings/share	$0.78	0.21
Diluted earnings/share	$0.78	0.21
Dividends	Nil	Nil

Basic weighted average number of shares outstanding	38,416,486	22,160,451
Diluted weighted average number of shares outstanding	38,658,521	22,432,326

Number of shares outstanding at period end	40,693,831	33,419,271

* Shareholders´equity/share is defined as shareholders´ equity divided by total number of shares outstanding at period end.

Selected annual information

Year ended	Dec-05	Dec-04	Dec -03
		(i)	(i)
Sales ($'000)	192,073	39,922	-
Net income ($'000)	29,963	4,764	181
Net income
per share, basic and diluted($)	0.78	0.21	0.02

Total assets ($'000)	406,814	327,174	14,445

(i)    Restated for the change in the reporting currency of the Company. See note 2 of the consolidated financial statements.

Selected quarterly information

Three months ended	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04	Mar-04
				(ii)	(ii,iii)	(ii,iii)	(ii,iii)	(ii,iii)
Sales ($'000)	63,820	48,683	43,537	36,033	22,465	16,444	2,183	-
Net income (loss) ($'000)	14,221	9,637	3,170	2,936	2,090	2,738	149	(106)
Net income (loss)
per share, basic and
diluted($) (i)	0.35	0.24	0.08	0.09	0.07	0.08	0.01	(0.01)
Net income (loss)
per share, diluted ($) (i)	0.35	0.24	0.08	0.09	0.07	0.08	0.01	(0.01)

(i)    The income (loss) per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

(ii)    Restated for the change in the reporting currency of the Company. See note 2 of the consolidated financial statements.

(iii)   The Sales and Net Income is determined separately for each quarter. The sum of the quarterly amounts for 2004 differs from the year to date amount due to the change of reporting currency . The quarterly amounts for 2004 are translated from Canadian dollars to US dollars at the average rate during the quarter. The year to date amount is translated at the average rate during 2004.

The general increase in sales, net income and net income per share on a quarterly comparison are due to the acquisitions of Zinkgruvan in the second quarter of 2004, NAN in the first quarter of 2005 and ARCON during the second quarter of 2005. The metal prices of the Lundin Mining's main metals, zinc, lead and copper, have also increased during 2005 compared to 2004 which have contributed to increased sales and net income.

The Company reported record net income for the fourth quarter of 2005. Increased metal prices, supported by stable production at the mines, contributed to higher net income compared to all previous quarters reported by Lundin Mining. During the fourth quarter of 2005, net income was also positively affected by the sale of the warrants the Company was holding in Silver Wheaton. The sale of these warrants resulted in a profit before tax of $6.6 million.

Comparison of the 2005 and 2004 financial years

Summary of operations - Metal production

		Year ended	Year ended
		Dec 31, 2005	Dec 31, 2004

Zinc (tonnes)	Zinkgruvan	69,981	61,547
	Storliden	32,024	22,348
	Galmoy	74,321	68,849
	Total	176,326	152,744

Copper (tonnes)	Storliden	10,839	8,254

Lead (tonnes)	Zinkgruvan	36,674	31,448
	Galmoy	17,284	15,002
	Total	53,958	46,450

Silver (ounces)	Zinkgruvan	1,866,061	2,038,291
	Galmoy	203,292	207,591
	Total	2,069,353	2,245,882

*100% of production at Zinkgruvan, Storliden and Galmoy is included for 2004 and 2005. This does not, however, represent Lundin Mining's actual ownership during these periods. Zinkgruvan was acquired in June 2004. The ownership of NAN (owner of Storliden) was 74% as of December 31, 2004 and 97.5% as of December 31, 2005.

ARCON (owner of Galmoy) was acquired in April 2005.

Results of operations

Sales

The increase in total sales for 2005 compared to 2004 is partially due to the acquisitions of Zinkgruvan in 2004, NAN (owner of Storliden) in the first quarter of 2005 and ARCON (owner of Galmoy) in the second quarter of 2005. The increase in sales is also significantly impacted by the increased metal prices from 2004 to 2005.

Selling, General and Administrative Costs

The increase in costs for 2005 over 2004 is attributed to the increase in corporate activities due to the acquisitions of the three mines and the establishment of a corporate office in Stockholm .

General Exploration and project investigation

The Company has significantly increased exploration activities after the acquisition of NAN and ARCON in 2005. During 2005, the Company spent $7.1 million on exploration compared to $2.8 million in 2004.

Net income

The increase in net income for 2005, compared to 2004, is due to the acquisitions of the three mines and significantly higher metal prices for all metals produced by the Company. During 2005, net income was also positively affected by the sale of the Silver Wheaton shares and warrants that Lundin Mining received in connection with the sale of the silver production from Zinkgruvan (see note 7 to the Consolidated Financial Statements). The Company recognized a profit of $17.8 million before tax during 2005 for the sale of the shares and warrants.

Liquidity and capital resources

Working Capital, including cash and short term financial debt

At December 31, 2005, the Company had working capital of $63.8 million compared to working capital of $108.5 million at December 31, 2004. Cash was $74.4 million as at December 31, 2005 compared to $86.7 million as at December 31, 2004. The change in the working capital is primarily due to the purchase of ARCON during the second quarter of 2005 and the sale of the Company's holdings in Silver Wheaton in the third and fourth quarter of 2005.

Accounts receivable

Accounts receivable increased to $20.2 million as at December 31, 2005 from $17.0 million at December 31, 2004. The inclusion of ARCON has increased the Company's receivables by $5.9 million compared to year-end 2004. The receivables at Zinkgruvan and NAN are lower compared to year-end 2004.

Current liabilities

Current liabilities increased to $41.8 million as at December 31, 2005 from $23.2 million at December 31, 2004. The main reason for the increase as of December 31, 2005 compared to yearend 2004 is the inclusion of the Galmoy operations during 2005 and an increase of the short term income tax liabilities which have increased to $13.4 million due to the taxable income generated during 2005.

Long-term liabilities and provisions

Long -term liabilities and provisions have decreased during 2005 compared to December 31, 2004. The main reason for the change is the amortization of the deferred revenue and changes in the conversion rate of Swedish currency to USD. The weakening Swedish currency during 2005 has decreased the long-term liabilities when the Swedish amounts are expressed in USD.

Currency hedging and hedging of metal prices

The Company had no outstanding currency hedging contracts as of December 31, 2005. As of the same date, Lundin Mining had entered into the following metal hedging contracts. Approximately 35% of the expected payable copper production for 2006 has been hedged. The corresponding amount for lead is approximately 25%. The Company has no outstanding zinc hedging contracts.

		Q1-2006	Q2-2006	Q3-2006	Q4-2006	Total
						volume
						2006
Copper	Volume
	(tonnes)	1,275	1,300	800	625	4,000

Forward	US$/pound	1.74	1.74	1.74	1.74
sales	US$/tonne	3,825	3,825	3,825	3,825

Lead	Volume
	(tonnes)	3,000	3,000	3,000	3,000	12,000

Bought Put	US$/pound	0.43	0.39	0.37	0.38
Options	US$/tonne	940	850	825	840

Sold Call	US$/pound	0.50	0.48	0.48	0.49
Options	US$/tonne	1,110	1,050	1,050	1,080

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $2.1 million as of December 31, 2005.

Metal prices and treatment charges

Compared to 2004, the price of zinc has increased considerably. The reduction in inventory levels of zinc on the London Metal Exchange ("LME") seen during the end of 2004 has continued during 2005 and into 2006. The price of zinc has continued to rise and is currently trading above 2,200 US$/tonne (1.00 US$/pound). The price of lead has followed the same pattern as zinc and increased significantly compared 2004. Lead is currently trading around 1,200 US$/tonne (0.54 US$/pound).

METAL
PRICES
(LME/LBMA)				Change
(average)		2005	2004	%

Zinc	US$/pound	0.63	0.48	+32
	US$/tonne	1,381	1,048	+32

Lead	US$/pound	0.44	0.40	+10
	US$/tonne	976	887	+10

Copper	US$/pound	1.67	1.30	+28
		3,678	2,866
	US$/tonne			+28

Silver	US$/oz	7.31	6.65	+10

The treatment charges ("TC") and refining charges ("RC") for copper increased during 2005. At the same time the base TC for zinc has continued downwards based on a deficit of concentrate and the Company believes the TC for zinc will remain at historically low levels over the next few years. It should be noted that the smelters benefit from higher zinc prices due to the price participation mechanism in the agreements between the mines and the smelters. The TC for lead has decreased somewhat compared to the end of 2004.

Outlook for metal prices

The outlook for metal prices for 2006 is, in general, very positive. The growth in demand, especially from Asia, is expected to continue and this is not expected to be met by a similar increase in production. Accordingly, we expect that the price for zinc, copper and lead will remain strong during 2006.

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the silver sale transaction with Silver Wheaton whereby Zinkgruvan receives $3.90 cash per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up -front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized in the income statement when the actual deliveries of silver occur.

Development of currencies during 2005 and 2004

EXCHANGE RATES			Change
(average)	2005	2004	%
SEK per US$	7.47	7.35	+2

SEK per CA$	6.17	5.65	+9
CA$ per US$	1.21	1.30	-7

US$ per Euro	1.25	1.24	+-0

Contractual obligations

The Company is party to certain operating leases and contracts. Future minimum payments under these agreements at December 31, 2005 are as follows:

2006	$993
2007	407
2008	202
2009	3
2010	-
$1,605

These agreements relate to office rent, office equipments and car leases.

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton, with a delivery guarantee of a minimum of 40 million ounces of silver over a 25-year period. Zinkgruvan is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25 -year period, the Company has not delivered the minimum of 40 million ounces, then it has agreed to pay to Silver Wheaton $1.00 per ounce of silver not delivered.

Pursuant to the Zinkgruvan acquisition agreement with Rio Tinto, the Company was obliged to pay Rio Tinto a maximum of $5 million in price participation payments based on the performance of zinc, lead and silver prices for a period of up to two years. As of December 31, 2005 Lundin Mining has paid the maximum amount of $5 million to Rio Tinto.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company's subsidiary, NAN, is the operator of the mine and Boliden is the main contractor of the mine. Ore is being processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one -third to NAN and Boliden respectively. The fee charged by Boliden for mining the mine is cost plus 15%. For one-fifth of the Storliden deposit , NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2 to the consolidated financial statements for the years ended December 31, 2005 and 2004 include a summary of the significant accounting policies adopted by the Company. The following policies are considered to be the critical accounting policies since they involve the use of significant estimates.

Mining Properties and Related Expenditures

The Company carries its mining properties at cost less a provision for impairment. The Company expenses exploration costs, which are related to specific projects, until the commercial feasibility of the project is determinable. The costs of each property and related capitalized development expenditures are amortized over the economic life of the property on a units-of-production basis. Costs are charged for operations when a property is abandoned or when impairment in value that is other than temporary has been determined. General exploration costs are charged to operations as incurred.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an affect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"), and losses carried forward. Future income tax assets and liabilities are measured using tax rates that are expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Management of the Company is required to exercise judgments and make assumptions about the future performance of the Company in determining its ability to utilize loss carry-forwards and thereby realize the benefits of future income tax assets.

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock -based Payments". Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes option pricing model and are recorded in operations over their vesting periods. The compensation costs related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for stock options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.

Asset Retirement Obligations

On January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the assets. The amount of the liability is subject to re -measurement at each reporting period.

Changes in accounting policies

The accounting policies in the Consolidated Financial Statements as of December 31, 2005 are consistent with the policies applied as of December 31, 2004.

Recent Canadian Accounting Pronouncements

In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This Section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

1)     financial instruments and non-financial derivatives represent rights or obligations that meet the definitions of assets or liabilities and should be reported in financial statements;

2)     fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

3)     only items that are assets or liabilities should be reported as such in financial statements; and

4)     special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

During 2005, the CICA also issued Section 3861, Financial Instruments - Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

In April 2005 the CICA issued Section 3865, Hedges. This Section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. This Section is based on the same four fundamental decisions that serve as cornerstones to Financial Instruments - Recognition and Measurement, Section 3855 - above. Accordingly, this Section does not affect whether a financial instrument or other derivative is reported in the financial statements. The special accounting permitted by this Section does not affect the requirement that all derivative financial instruments be measured at fair value. This Section generally does not permit gains or losses on hedging items to be deferred in the balance sheet as if they were assets or liabilities. This Section contains requirements that specify when a hedge may qualify for special accounting. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

In 2005 the ClCA issued Section 3831, Non-Monetary Transactions. The main feature of this Section is a general requirement to measure an asset or liability exchanged or transferred in a non -monetary transaction at fair value, unchanged from the requirement in former CICA Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:

  the transaction lacks commercial substance;

  the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

  neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or . the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin -off or other form of restructuring or liquidation.

The "commercial substance" criterion replaces the "culmination of the earnings process" criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

In April 2005, the CICA issued Section 3051, Investments which continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than -temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

On March 2, 2006, the ClCA issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The Emerging Issues Committee reached a consensus that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period t the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity. The Committee reached a consensus that capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. In the mining industry, the unit of production method is generally the appropriate method. The Committee noted that the reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life -of-mine assets as the stripping costs may only relate to a portion of the total reserves. The accounting treatment as described in this Abstract should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The Company is currently evaluating the implications of this announcement.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 12 of the Consolidated Financial Statements.

Outstanding share data

As at March 30, 2006, the Company had 40,693,831 common shares outstanding and 712,500 share options outstanding under its stock-based incentive plans.

Risks

The Company's properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company's risk factors are more fully described in the Company's Annual Information Form.

Disclosure controls and internal controls

As of the end of the period covered by this Annual Report, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls are effective in ensuring that material information relating to Lundin Mining is made known to management on a timely basis, and is included in this Annual Report.

During the period covered by this Annual Report, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Cautionary note regarding forward-looking statements

Certain statements contained in the foregoing Management's Discussions and Analysis and elsewhere constitute forward -looking statements. Such forward -looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.